Exhibit 99.3

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2020 and 2019
(Expressed in thousands of US dollars, except per share and share data, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Silvercorp Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the two years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the financial performance and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company&8217;s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2020, expressed an unqualified opinion on the Company&8217;s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company&8217;s management. Our responsibility is to express an opinion on the Company&8217;s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Vancouver, Canada

May 21, 2020

We have served as the Company&8217;s auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Silvercorp Metals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control -Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2020, of the Company and our report dated May 21, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Vancouver, Canada

May 21, 2020

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

		As at March 31,	As at March 31,
	Notes	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	23	$65,777	$67,441
Short-term investments	3	76,742	47,836
Trade and other receivables		1,178	467
Current portion of lease receivable	10	186	-
Inventories	4	8,430	10,836
Due from related parties	15	1,519	3,022
Income tax receivable		1,093	1,301
Prepaids and deposits		3,254	3,958
		158,179	134,861
Non-current Assets
Long-term prepaids and deposits		390	769
Long-term portion lease receivable	10	348	-
Reclamation deposits		9,230	7,953
Investment in an associate	5	44,555	38,703
Other investments	6	8,750	9,253
Plant and equipment	7	66,722	68,617
Mineral rights and properties	8	224,586	238,920
TOTAL ASSETS		$512,760	$499,076
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$23,129	$29,856
Current portion of lease obligation	10	567	-
Bank loan	9	-	4,475
Deposits received		3,195	3,040
Income tax payable		937	502
		27,828	37,873
Non-current Liabilities
Long-term portion of lease obligation	10	1,502	-
Deferred income tax liabilities	19	35,758	34,334
Environmental rehabilitation	11	8,700	13,688
Total Liabilities		73,788	85,895
Equity
Share capital		243,926	231,269
Equity reserves		(21,142)	(557)
Retained earnings		145,898	116,734
Total equity attributable to the equity holders of the Company		368,682	347,446
Non-controlling interests	14	70,290	65,735
Total Equity		438,972	413,181
TOTAL LIABILITIES AND EQUITY		$512,760	$499,076

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Years Ended March 31,
	Notes	2020	2019
Sales	22 (b)(c)	$158,829	$170,519
Costs of mine operations
Production costs		62,029	62,461
Depreciation and amortization		20,715	19,997
Mineral resource taxes		4,540	4,864
Government fees and other taxes	17	2,115	2,699
General and administrative	16	10,056	9,566
		99,455	99,587
Income from mine operations		59,374	70,932
Corporate general and administrative	16	10,094	9,475
Property evaluation and business development		679	386
Foreign exchange gain		(4,103)	(1,361)
Loss on disposal of plant and equipment	7	461	401
Gain on disposal of mineral rights and properties	8	(1,477)	-
Share of loss in associate	5	1,276	330
Dilution gain on investment in associate	5	(723)	-
Reclassification of other comprehensive income upon ownership dilution of investment in associate	5	(21)	-
Impairment reversal of investment in associate	5	-	(1,899)
Impairment reversal of mineral rights and properties	8	-	(7,279)
Other expense		1,026	806
Income before finance items and income taxes		52,162	70,073
Finance income	18	4,023	3,476
Finance costs	18	(2,073)	(631)
Income before income taxes		54,112	72,918
Income tax expense	19	8,909	20,871
Net income		$45,203	$52,047
Attributable to:
Equity holders of the Company		$34,274	$39,724
Non-controlling interests	14	10,929	12,323
		$45,203	$52,047
Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.20	$0.24
Diluted earnings per share		$0.20	$0.23
Weighted Average Number of Shares Outstanding - Basic		171,713,263	168,483,412
Weighted Average Number of Shares Outstanding - Diluted		174,079,387	170,386,993

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2020	2019
Net income		$45,203	$52,047
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(24,312)	(21,831)
Share of other comprehensive income in associate	5	1,077	398
Reclassification to net income upon ownership dilution of investment in associate	5	(21)	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	6	249	2,380
Other comprehensive loss, net of taxes		$(23,007)	$(19,053)
Attributable to:
Equity holders of the Company		$(19,892)	$(15,989)
Non-controlling interests	14	(3,115)	(3,064)
		$(23,007)	$(19,053)
Total comprehensive income		$22,196	$32,994
Attributable to:
Equity holders of the Company		$14,382	$23,735
Non-controlling interests		7,814	9,259
		$22,196	$32,994

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2020	2019
Cash provided by
Operating activities
Net income		$45,203	$52,047
Add (deduct) items not affecting cash:
Finance costs	18	2,073	631
Depreciation, amortization and depletion		22,673	21,250
Share of loss in associate	5	1,276	330
Dilution gain on investment in associate	5	(723)	-
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	5	(21)	-
Impairment reversal of investment in associate	5	-	(1,899)
Impairment reversal of mineral rights and properties	8	-	(7,279)
Income tax expense	19	8,909	20,871
Finance income	18	(4,023)	(3,476)
Loss on disposal of plant and equipment	7	461	401
Gain on disposal of mineral rights and properties	8	(1,477)	-
Share-based compensation		2,669	1,896
Reclamation expenditures		(385)	(187)
Income taxes paid		(5,012)	(18,225)
Interest received		4,023	3,476
Interest paid		(162)	(144)
Changes in non-cash operating working capital	23	1,762	659
Net cash provided by operating activities		77,246	70,351
Investing activities
Mineral rights and properties
Capital expenditures		(27,904)	(28,049)
Proceeds on disposals	8	6,146	-
Plant and equipment
Additions		(7,400)	(6,258)
Proceeds on disposals	7	10	31
Reclamation deposits
Paid		(1,727)	(2,601)
Other investments
Acquisition	6	(7,851)	(1,018)
Proceeds on disposals	6	8,454	-
Investment in associate	5	(7,030)	(107)
Net (purchases) redemptions of short-term investments		(33,606)	5,969
Principal received on lease receivable	10	118	-
Net cash used in investing activities		(70,790)	(32,033)
Financing activities
Related parties
Payments made	15	(1,436)	(2,989)
Repayments received	15	2,922	-
Bank loan
Proceeds	9	-	4,527
Repayment	9	(4,369)	-
Principal payments on lease obligation	10	(503)	-
Non-controlling interests
Distribution	14	(3,259)	(13,259)
Acquisition	14	-	(1,121)
Cash dividends distributed	12 (c)	(4,287)	(4,208)
Proceeds from issuance of common shares		8,001	1,852
Net cash used in financing activities		(2,931)	(15,198)
Effect of exchange rate changes on cash and cash equivalents		(5,189)	(4,878)
Increase (decrease) in cash and cash equivalents		(1,664)	18,242
Cash and cash equivalents, beginning of the year		67,441	49,199
Cash and cash equivalents, end of the year		$65,777	$67,441
Supplementary cash flow information	23

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Balance, April 1, 2018		167,029,556	$228,729	$14,690	$25,409	$(25,875)	$86,283	$329,236	$68,943	$398,179
Options exercised		2,812,496	2,540	(688)	-	-	-	1,852	-	1,852
Share-based compensation		-	-	1,896	-	-	-	1,896	-	1,896
Dividends declared		-	-	-	-	-	(4,208)	(4,208)	-	(4,208)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(13,259)	(13,259)
Disposition of non-controlling interests upon wound-up of a subsidiary		-	-	-	-	-	-	-	(1,002)	(1,002)
Acquisition of non-controlling interest		-	-	-	-	-	(5,065)	(5,065)	1,794	(3,271)
Comprehensive (loss) income		-	-	-	-	(15,989)	39,724	23,735	9,259	32,994
Balance, March 31, 2019		169,842,052	$231,269	$15,898	$25,409	$(41,864)	$116,734	$347,446	$65,735	$413,181
Adjustment upon adoption of IFRS 16	2 (n)	-	-	-	-	167	(823)	(656)	-	(656)
Options exercised		3,833,406	11,003	(3,002)	-	-	-	8,001	-	8,001
Restricted share units vested		141,376	527	(527)
Share-based compensation		-	-	2,669	-	-	-	2,669	-	2,669
Dividends declared	12 (c)	-	-	-	-	-	(4,287)	(4,287)	-	(4,287)
Distribution to non-controlling interests	14	-	-	-	-	-	-	-	(3,259)	(3,259)
Disposal of common shares held by associate	5	-	1,127	-	-	-	-	1,127	-	1,127
Comprehensive (loss) income		-	-	-	-	(19,892)	34,274	14,382	7,814	22,196
Balance, March 31, 2020		173,816,834	$243,926	$15,038	$25,409	$(61,589)	$145,898	$368,682	$70,290	$438,972

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company s producing mines and other current exploration and development projects are located in China.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS in effect as of March 31, 2020.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on May 20, 2020.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns.

For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests share of changes to the subsidiary s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	March 31,	March 31,
Name of subsidiaries	Principal activity	incorporation	2020	2019	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Songxian Gold Mining Co., Ltd. (“SX Gold”)	Mining	China	0.0%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found”)	Mining	China	99%	99%	GC
(i) British Virgin Islands (“BVI”)

(c) Investments in Associates

An associate is an entity over which the Company has significant influence but not control and is not a subsidiary or joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise when the Company has power to be actively involved and influential in financial and operating policy decisions of the entity even though Company has less than 20% of voting rights.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company s share of an associate s loss that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company s share of comprehensive income or losses attributable to shareholders of associates are recognized in comprehensive income during the period. The carrying amount of the Company s investments in associates also include any long-term debt interests which in substance form part of the Company s net investment. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period in which the relevant circumstances are identified.

Details of the Company s associate are as follows:

			Proportion of ownership interest held
		Country of	March 31,	March 31,
Name of associate	Principal activity	incorporation	2020	2019
New Pacific Metals Corp. ("NUAG")	Mining	Canada	28.8%	29.6%

(d)Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Revenue from contracts with customers is recognized when control of the asset sold is transferred to customers and the Company satisfies its performance obligation. Revenue is allocated to each performance obligation. The Company considers the terms of the contract in determining the transfer price. The transaction price is based upon the amount the Company expects to receive in exchange for the transferring of the assets. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. This generally occurs when the assets are loaded on the trucks arranged by the customer at the Company s milling facilities. In cases where the Company is responsible for the costs of shipping and certain other services after the date on which the control of the assets transferred to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

Revenue from concentrate sales is typically recorded based on the Company s assay results for the quantity and quality of concentrate sold and the applicable commodity prices, such as silver, gold, lead and zinc, set on a specific quotation period, typical ranging from ten to fifteen days around shipment date, by reference to active and freely traded commodity market. Adjustments, if any, related to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Smelter charges, including refining and treatment charges, are netted against revenue from metal concentrate sales.

(g)Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term money market investments that are readily convertible to cash with original terms of three months or less and exclude any restricted cash that is not available for use by the Company.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of over three months but less than one year. Bonds traded on open markets are also included in short-term investments.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(i) Inventories

Inventories include concentrate inventories, direct smelting ore, stockpile ore and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value.

Direct smelting ore and stockpiled ore are sampled for metal content and are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	5 years

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in net income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(k) Mineral Rights and Properties

Mineral rights and properties include the following capitalized payments and expenditures:

  Acquisition costs which consist of payments for property rights and leases, including payments to acquire or renew an exploration or mining permit, and the estimated fair value of properties acquired as part of business combination or the acquisition of a group of assets.

  Exploration and evaluation costs incurred on a specific property after an acquisition of a beneficial interest or option in the property. Exploration and evaluation expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Exploration and evaluation activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

  Development costs incurred to construct a mine and bring it into commercial production. Proceeds from sales generate during this development and pre-production stage, if any, are deducted from the costs of the asset.

  Expenditures incurred on producing properties that are expected to have future economic benefit, including to extend the life of the mine and to increase production by providing access to additional reserves, such as exploration tunneling that can increase or upgrade the mineral resources, and development tunneling, including to build shafts, drifts, ramps, and access corridors that enable to access ore underground.

  Borrowing costs incurred that are directly attributed to the acquisition, construction and development of a qualifying mineral property.

  Estimated of environmental rehabilitation and restoration costs.

Before commencement of commercial production, mineral rights and properties are carried at costs, less any accumulated impairment charges.

Upon commencement of commercial production, mineral rights and properties are carried at costs, less accumulated depletion and any accumulated impairment charges. Mineral rights and properties, other than the payments to renew mining permits (the “mine right fee”) are depleted over the mine s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. The mine right fee is depleted using the units of production method based on the mineral resources which were used to determine the mine right fee payable.

(l) Impairment and impairment reversals

At each reporting period, the Company reviews and evaluates its assets for impairment, or reversal of a previously recognized impairment, when events or changes in circumstances indicate that the related

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

carrying amounts may not be recoverable or when there is an indication that impairment may have reversed.

When impairment indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset s fair value less cost of disposal (“FVLCTD”) and value in use (“VIU”). If the carrying value exceeds the recoverable amount, an impairment loss is recognized in the consolidated statement of income during the period.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.

FVLCTD is best evidence if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based the best estimates available to reflect the amount that could be received from an arm s length transaction. Fair value of asset is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Impairment is normally assessed at the level of cash-generating units (“CGU”), a CGU is identified as the smallest identifiable group of assets that generates cash inflows which are independent of the cash inflows generated from other assets.

When there is an indication that an impairment loss recognized previously may no longer exist or has decreased, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the asset is increased to the recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as a gain in the consolidated statements of income in the period it is determined.

(m) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance costs. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(n)Leases

IFRS 16 - Leases (“IFRS 16”) was issued by the IASB and replaced IAS 17 - Leases (“IAS 17”) and IFRIC 4 - Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting, apart from a specific exception in respect of sublease, remains similar to current accounting practice. The standard was effective for annual periods beginning on or after January 1, 2019.

The Company applied IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term lease.

Policies applicable from April 1, 2019

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either predetermines or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arising from the sublease is recognized in profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the interest rate implicit in the lease or the Company s incremental borrowing rate if the rate implicit in the lease cannot be determined. Lease payments included in the measurement of the lease obligation, when applicable, may comprise of fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company s consolidated statement of income on a straight-line basis over the period the lease.

The lease receivable is initially measure at the present value of the lease payments remaining at the lease commencement date, discounted at the interest rate implicit in the lease or the Company s incremental borrowing rate if the lease is a sublease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for leases of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term on the consolidated statement of income.

Adjustments upon Adoption

Upon adoption of IFRS 16 on April 1, 2019, the Company recognized lease receivable, ROU asset, and lease obligation of $447, $360, and $1,463, respectively, related to the Company s office lease agreement and sublease agreements. The Company also recognized cumulative adjustments to retained earnings and accumulated other comprehensive income of $(823) and $167, respectively.

(o)Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred. No borrowing costs were capitalized in the periods presented.

(p) Share-based Payments

The Company makes share-based awards, including restricted share units (“RSUs”), performance share units (“PSUs”), and stock options, to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of share units is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

For cash-settled awards, the fair value is estimated based on the quoted market price of our common shares and are remeasured at each reporting period until the awards are vested. The fair value of these awards recognized as share-based compensation expenses in the consolidated statements of income over the vesting period, with a corresponding increase to accrued liabilities.

At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

(q)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(r) Earnings per Share

Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of the Company s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(s) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate them, on instrument by instrument basis, as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any impairment loss allowance. Amortization or interest income from the effective interest method is included in finance income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company&8217;s right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Amortization or interest expense using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

  Financial assets classified as FVTPL: cash and cash equivalents, short-term investments - money market instruments, and other investments - equity investments designated as FVTPL and warrants;

  Financial assets classified as FVTOCI: other investments - equity investments designated as FVTOCI;

  Financial assets classified as amortized cost: short-term investments - bonds, trade and other receivables and due from related parties;

  Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable, bank loan, customer deposits and due to related parties.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(t) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(u) Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

Areas where critical accounting judgments have the most significant effect on the consolidated financial statements include:

Capitalization of expenditures included in mineral rights and properties - management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

increase future production, or to provide access to a component of an ore body that will be mined in a future period.

Indicators of Impairment and impairment reversal - Management applies significant judgement in assessing whether indicators of impairment or reserve impairment exist for an asset or group of assets which would necessitate impairment testing. Internal and external factors such as significant changes in the use of the asset, commodity prices, and interest rates are used in determining whether there are indicators.

The current outbreak of COVID-19 has resulted in 20 days production interruption at the Company s mine sites in addition to the Company s normal operation break during the Chinese New Year. As of March 31, 2020 and the date of issuance of the financial statements, the mines are operating as normal. The Company assessed the impact of the production interruption and determined it would not have any long-term impact on the value of associated assets.

Income taxes - Deferred tax assets and liabilities are determined based on difference between the financial statements carrying values of assets and liabilities and their respective income tax based and loss carried forward. Withholding tax are determined based on the earnings of foreign subsidiary distributed to the Company.

The recognition of deferred tax assets and the determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company. Management is required to access whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices, and other factors could result in revision to the estimates of the benefits to be realized or the timing of utilization of the losses.

Functional currency - The determination of an entity s functional currency often requires significant judgement where the primary economic environment in which the entity operates may not be clear. This can have a significant impact on the consolidated results based the foreign currency translation method of the Company.

Contingencies - Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Areas where critical accounting estimates have the most significant effect on the amounts recognized in the consolidated financial statements include:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Mineral Reserves and Mineral Resources estimates - Mineral reserves and mineral resources are estimated by qualified persons in accordance with National Instrument 43-101, “Standards of Disclosure form Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rate, and market conditions could result in mineral reserve and mineral resource estimate revision. Such change could impact depreciation and amortization rates, asset carrying value and the environmental and rehabilitation provision.

Impairment and reserve impairment of assets - Where an indicator of impairment and reserves impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of FVLCTD and VIU.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of (loss) income.

Valuation of inventory - Stockpiled ore, direct smelting ore, and concentrate inventories are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV. Material and supplies inventory In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Environmental rehabilitation provision and the timing of expenditures - Environmental rehabilitation costs are a consequence of exploration activities and mining. The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated bases on the Company s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimates of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur over the life of the mine. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur over the life of the mine. Such estimates are subject to change based on change in laws and regulations and negotiations with regulatory authorities.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

3.	SHORT-TERM INVESTMENTS

As at March 31, 2020, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bonds	$23,313	6.00% - 13%	April 2, 2020 - June 27, 2024
Money market instruments	53,429
	$76,742

As at March 31, 2019, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bonds	$24,986	3.88% - 13%	April 28, 2019 - April 29, 2026
Money market instruments	22,850
	$47,836

All bonds were purchased on open markets and are readily tradable.

4.	INVENTORIES

Inventories consist of the following:

	March 31, 2020	March 31, 2019
Direct smelting ore and stockpile ore	$1,138	$1,794
Concentrate inventory	4,368	5,201
Total stockpile and concentrate	5,506	6,995
Material and supplies	2,924	3,841
	$8,430	$10,836

The amount of inventories recognized as expense during the year ended March 31, 2020 was $82,744 (year ended March 31, 2019 - $82,458).

5.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and one officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On May 22, 2019, the Company exercised its warrants to acquire 1,500,000 common shares of NUAG for a total cost of $2,349. Pan American Silver Corp. also exercised its warrants to acquire 8,000,000 common shares of NUAG on the same day. As a result of the exercise of these warrants, the Company s ownership in NUAG was diluted from 29.8% to 28.9% and a dilution gain of $723 was recorded along with the reclassification gain of $21 from other comprehensive income to net income.

On October 25, 2019, the Company participated in an offering of common shares of NUAG underwritten by BMO Capital Markets and acquired an additional 1,247,606 common shares of NUAG for a cost of $3,820.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

During the year ended March 31, 2020, the Company also acquired additional 502,600 common shares of NUAG from the public market (year ended March 31, 2019 - 65,400) for a total cost of $861 (year ended March 31, 2019 - $107).

As at March 31, 2020, the Company owned 42,596,506 common shares of NUAG (March 31, 2019 -39,346,300), representing an ownership interest of 28.8% (March 31, 2019 - 29.6%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783
Purchase from open market	502,600	861
Exercise of warrants	1,500,000	2,349
Participation in public offering	1,247,606	3,820
Share of net loss		(1,276)
Share of other comprehensive income		1,077
Dilution gain		723
Disposal of common shares held by the associate		1,127
Foreign exchange impact		(2,829)
Balance March 31, 2020	42,596,506	$44,555	$148,624

Summarized financial information for the Company&8217;s investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2020 (1)	2019 (1)
Income from investments	$494	$576
General and administrative expense	(3,824)	(2,286)
Foreign exchange gain	669	542
Impairment charge	(586)	-
Other income	-	7
Net loss of associate	$(3,247)	$(1,161)
Adjustments to net loss of associate	(1,170)	23
Net loss of associate qualified for pick-up	$(4,417)	$(1,138)
Company&8217;s share of net loss	$(1,276)	$(330)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

	March 31, 2020(1)	March 31, 2019(1)
Current assets	$29,012	$17,233
Non-current assets	74,989	62,568
Total assets	$104,001	$79,801
Current liabilities	1,409	675
Long-term liabilities	-	197
Total liabilities	1,409	872
Net assets	$102,592	$78,929
Company&8217;s share of net assets of associate	$29,575	$23,371

(1)NUAG&8217;s fiscal year-end is on June 30. NUAG&8217;s quarterly financial results were used to compile the financial information that matched with the Company&8217;s year-end on March 31.

6.	OTHER INVESTMENTS

	March 31, 2020	March 31, 2019
Equity investments designated as FVTOCI
Public companies	$6,633	$9,253
Private companies	2,117	-
Total	$8,750	$9,253

Investments in public companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

The continuity of such investments is as follows:

	Fair value	Accumulated fair value change included in OCI
April 1, 2018	$6,132	$(37,508)
Change in fair value on equity investments designated as FVTOCI	2,380	2,380
Acquisition of equity investments	1,018	-
Impact of foreign currency translation	(277)	-
March 31, 2019	$9,253	$(35,128)
Change in fair value on equity investments designated as FVTOCI	249	249
Acquisition of equity investments	7,851	-
Proceeds on disposal	(8,454)	-
Impact of foreign currency translation	(149)	-
March 31, 2020	$8,750	$(34,879)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

7.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights	Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2018	$105,165	$7,755	$29,413	$6,730	$3,602	$152,665
Additions	1,586	553	2,266	792	2,750	7,947
Disposals	(316)	(126)	(505)	(376)	-	(1,323)
Reclassification of asset groups(1)	189	-	145	-	(334)	-
Impact of foreign currency translation	(6,596)	(447)	(1,867)	(424)	(228)	(9,562)
Balance as at March 31, 2019	$100,028	$7,735	$29,452	$6,722	$5,790	$149,727
Adjustment upon adoption of IFRS 16	360	-	-	-	-	360
Additions	1,736	1,060	1,082	681	3,618	8,177
Disposals	(6,932)	(368)	(3,265)	(630)	(52)	(11,247)
Reclassification of asset groups(1)	6,908	-	65	-	(6,973)	-
Impact of foreign currency translation	(5,646)	(417)	(1,534)	(357)	(247)	(8,201)
Ending balance as at March 31, 2020	$96,454	$8,010	$25,800	$6,416	$2,136	$138,816

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2018	$(50,016)	$(5,312)	$(20,723)	$(5,345)	$(58)	$(81,454)
Disposals	128	108	317	338	-	891
Depreciation and amortization	(3,172)	(500)	(1,615)	(347)	-	(5,634)
Impact of foreign currency translation	3,131	295	1,320	337	4	5,087
Balance as at March 31, 2019	$(49,929)	$(5,409)	$(20,701)	$(5,017)	$(54)	$(81,110)
Disposals	6,821	278	3,051	574	52	10,776
Depreciation and amortization	(3,481)	(527)	(1,601)	(384)	-	(5,993)
Impact of foreign currency translation	2,602	283	1,083	263	2	4,233
Ending balance as at March 31, 2020	$(43,987)	$(5,375)	$(18,168)	$(4,564)	$-	$(72,094)

Carrying amounts
Balance as at March 31, 2019	$50,099	$2,326	$8,751	$1,705	$5,736	$68,617
Ending balance as at March 31, 2020	$52,467	$2,635	$7,632	$1,852	$2,136	$66,722

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

Carrying amounts as at March 31, 2020	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$35,476	$3,094	$11,762	$2,135	$52,467
Office equipment	1,886	26	403	320	2,635
Machinery	5,734	258	1,640	-	7,632
Motor vehicles	1,598	22	232	-	1,852
Construction in progress	419	493	1,224	-	2,136
Total	$45,113	$3,893	$15,261	$2,455	$66,722

Carrying amounts as at March 31, 2019	Ying Mining District	BYP	GC	Other	Total
Land use rights and building	$34,160	$2,158	$12,860	$921	$50,099
Office equipment	1,800	35	214	277	2,326
Machinery	6,294	257	2,071	129	8,751
Motor vehicles	1,521	27	140	17	1,705
Construction in progress	3,825	1,842	69	-	5,736
Total	$47,600	$4,319	$15,354	$1,344	$68,617

During the year ended March 31, 2020, certain plant and equipment were disposed for proceeds of $10 (year ended March 31, 2019 - $31) and loss of $461 (year ended March 31, 2019 - loss of $401).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

8.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2018	$277,734	$65,054	$113,244	$22,024	$180	$478,236
Capitalized expenditures	23,238	189	1,014	261	-	24,702
Mine right fees	3,839	-	-	-	-	3,839
Environmental rehabiliation	1,091	35	(12)	8	-	1,122
Foreign currecy translation impact	(17,449)	(973)	(7,085)	(1,384)	(6)	(26,897)
Balance as at March 31, 2019	$288,453	$64,305	$107,161	$20,909	$174	$481,002
Capitalized expenditures	23,871	6	1,617	-	-	25,494
Mine right fees	797	-	-	-	-	797
Environmental rehabiliation	(4,299)	39	239	-	-	(4,021)
Disposition	-	-	-	(20,485)	-	(20,485)
Foreign currecy translation impact	(15,686)	(778)	(5,706)	(424)	(10)	(22,604)
Ending balance as at March 31, 2020	$293,136	$63,572	$103,311	$-	$164	$460,183

Impairment and accumulated depletion
Balance as at April 1, 2018	$(83,099)	$(57,584)	$(83,495)	$(21,798)	$(180)	$(246,156)
Impairment reversal	-	-	-	7,279	-	7,279
Depletion	(13,312)	-	(2,209)	-	-	(15,521)
Foreign currecy translation impact	5,232	501	5,213	1,364	6	12,316
Balance as at March 31, 2019	$(91,179)	$(57,083)	$(80,491)	$(13,155)	$(174)	$(242,082)
Depletion	(14,282)	-	(2,165)	-	-	(16,447)
Disposition	-	-	-	12,888	-	12,888
Foreign currecy translation impact	5,071	395	4,301	267	10	10,044
Ending balance as at March 31, 2020	$(100,390)	$(56,688)	$(78,355)	$-	$(164)	$(235,597)

Carrying amounts
Balance as at March 31, 2019	$197,274	$7,222	$26,670	$7,754	$-	$238,920
Ending balance as at March 31, 2020	$192,746	$6,884	$24,956	$-	$-	$224,586

In April 2019, the Company s subsidiary, Henan Found, entered into a purchase agreement (the “Agreement”) with an arm s length private Chinese company to dispose the XHP project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.3 million (RMB¥50 million), and forgave the amount of $1.1 million (RMB¥7.5 million) SX Gold owed to Henan Found.

The transaction closed in July 2019 and the Company received partial payment of $6,146 (RMB¥42.5 million). The assets and liabilities disposed of are as follows:

XHP
Total consideration per share transfer agreement (RMB ¥50 million)	$7,330
Less: amounts owed to Henan Found	(1,112)
Net consideration	$6,218
Prepaids and deposits	124
Inventories	198
Plant and equipment	247
Mineral rights and properties	7,597
Accounts payable and accrued liabilities	(2,211)
Deposits received	(925)
Environmental rehabilitation	(289)
Total assets and liabilities disposed of	$4,741
Gain on disposal of mineral rights and properties	$1,477

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

A gain of $1,477 was recognized in gain on disposal of mineral rights and properties when the transaction completed.

In November 2019, the Company paid a mine right fee of $796 (RMB¥5.5 million) to the Chinese government for the additional mineral resources of HPG mine (part of the Ying Mining District).

In March 2019, the Company paid a mine right fee of $3,839 (RMB ¥25.7 million) to the Chinese government for the additional mineral resources of TLP and LM mine (part of the Ying Mining District).

9.	BANK LOAN

Total
Balance, April 1, 2018	$-
Addition	4,527
Interest accrued	152
Interest paid	(144)
Foreign exchange impact	(60)
Balance, March 31, 2019	$4,475
Interest accrued	45
Interest paid	(50)
Principal repayment	(4,369)
Foreign exchange impact	(101)
Balance, March 31, 2020	$-

On June 14, 2018, Henan Found borrowed a loan of $4,527 (RMB ¥30 million) bearing an interest rate of 4.35% from the Bank of China. The loan was fully repaid in June 2019. For the year ended March 31, 2020, interest of $45 (year ended March 31, 2019 - $152) was accrued and expensed through finance costs.

10.	LEASES

The following table summarizes changes in the Company s lease receivable and lease obligation related to the Company s office lease and associated sublease.

	Lease Receivable	Lease Obligation
Adjustment upon adoption of IFRS 16, April 1, 2019	$447	$1,463
Addition	238	1,239
Interest accrual	27	112
Interest received or paid	(27)	(112)
Principal repayment	(118)	(503)
Foreign exchange impact	(33)	(130)
Balance, March 31, 2020	$534	$2,069
Less: current portion	(186)	(567)
Non-current portion	$348	$1,502

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

The following table presents a reconciliation of the Company s undiscounted cash flows to their present value for its lease receivable and lease obligation:

	Lease Receivable	Lease Obligation
Within 1 year	$205	$613
Between 2 to 5 years	368	1,629
Over 5 years	-	38
Total undiscounted amount	$573	$2,280
Less future interest	(39)	(211)
Total discounted amount	$534	$2,069
Less: current portion	(186)	(567)
Non-current portion	$348	$1,502

The lease receivable and lease obligation were discounted using an estimated incremental borrowing rate of 5%.

11.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2018	$13,098
Reclamation expenditures	(187)
Unwinding of discount of environmental rehabilitation	479
Revision of provision	1,122
Foreign exchange impact	(824)
Balance, March 31, 2019	$13,688
Reclamation expenditures	(385)
Unwinding of discount of environmental rehabilitation	422
Revision of provision	(4,021)
Derecognition upon disposal of SX Gold	(289)
Foreign exchange impact	(715)
Balance, March 31, 2020	$8,700

As at March 31, 2020, the total undiscounted amount of estimated cash flows required to settle the Company s environmental rehabilitation provision was $11,408 (March 31, 2019 - $19,413) over the next twenty-five years, which has been discounted using an average discount rate of 2.75% (March 31, 2019 -3.23%).

During the year ended March 31, 2020, the Company incurred actual reclamation expenditures of $385 (year ended March 31, 2019 - $187) and paid reclamation deposit of $1,727 (year ended March 31, 2019 -$2,601).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

12.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2020 and 2019 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the year ended March 31, 2020, a total of $2,669 (year ended March 31, 2019 - $1,896) in share-based compensation expense was recognized and included in the general and administrative and exploration and business development expenses on the consolidated statements of income.

(i) Stock options

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2018	8,146,799	$2.15
Option granted	1,815,000	3.10
Options exercised	(2,812,496)	0.87
Options forfeited	(164,075)	3.34
Options expired	(504,312)	3.27
Balance, March 31, 2019	6,480,916	$2.86
Options exercised	(3,833,406)	2.78
Options forfeited	(123,750)	3.29
Options expired	(100,000)	1.75
Balance, March 31, 2020	2,423,760	$3.00

The following table summarizes information about stock options outstanding at March 31, 2020:

		Weighted average			Weighted
	Number of options	remaining	Weighted average	Number of options	average
Exercise price in	outstanding at	contractual life	exercise price in	exercisable at March	exercise price
CAD$	March 31, 2020	(Years)	CAD$	31, 2020	in CAD$
$1.43	201,260	0.17	$1.43	201,260	1.43
$2.60	565,000	1.63	$2.60	237,500	2.60
$3.23	561,250	0.95	$3.23	561,250	3.23
$3.36	402,500	0.51	$3.36	402,500	3.36
$3.40	693,750	1.40	$3.40	441,250	3.40
$1.43 - 3.40	2,423,760	1.10	$3.00	1,843,760	$3.02

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

Subsequent to March 31, 2020, a total of 61,250 options with exercise prices ranging from CAD$3.23 to CAD$3.40 were exercised.

(ii) RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, April 1, 2019	-	$-
Granted	850,500	4.94
Cancelled	(31,750)	4.94
Distributed	(141,376)	4.94
Balance, March 31, 2020	677,374	$4.94

During the year ended March 31, 2020, a total of 850,500 RSUs were granted to directors, officers, and employees of the Company at grant date closing price of CAD$4.94 per share subject to a vesting schedule over a two-year term with 25% of the RSUs vesting every six months from the date of grant.

Subsequent to March 31, 2020, a total of 7,625 RSUs were distributed.

(c) Cash dividends declared

During the year ended March 31, 2020, dividends of $4,287 (year ended March 31, 2019 - $4,028) were declared and paid.

(d) Normal course issuer bid

On March 17, 2020, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 8,670,104 of its own common shares until March 18, 2021.

(e) Earnings per share (basic and diluted)

		For the years ended March 31,
	2020			2019
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net income attributable to equity holders of the Company	$34,274			$39,724
Basic earnings per share	34,274	171,713,263	$0.20	39,724	168,483,412	$0.24
Effect of dilutive securities:
Stock options		2,366,124			1,903,581
Diluted earnings per share	$34,274	174,079,387	$0.20	$39,724	170,386,993	$0.23

Anti-dilutive options that are not included in the diluted EPS calculation were nil for the year ended March 31, 2020 (year ended March 31, 2019 - 3,123,000).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	March 31, 2020	March 31, 2019
Change in fair value on equity investments designated as FVTOCI	$34,879	$35,128
Share of other comprehensive income in associate	(1,735)	(679)
Currency translation adjustment	28,445	7,415
Balance, end of the year	$61,589	$41,864

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive income in associate, and currency translation adjustment are net of tax of $nil for all periods presented.

14.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	Total
Balance, April 1, 2018	$62,047	$5,909	$3,532	$(2,545)	$68,943
Share of net income (loss)	11,444	892	(365)	352	12,323
Share of other comprehensive (loss) income	(3,664)	(204)	(150)	954	(3,064)
Distributions	(11,565)	(1,694)	-	-	(13,259)
Acquisition of non-controlling interest	-	-	-	1,794	1,794
Disposition	-	-	-	(1,002)	(1,002)
Balance, March 31, 2019	$58,262	$4,903	$3,017	$(447)	$65,735
Share of net income (loss)	10,440	664	(221)	46	10,929
Share of other comprehensive loss	(2,768)	(209)	(73)	(65)	(3,115)
Distributions	(2,603)	(656)	-	-	(3,259)
Balance, March 31, 2020	$63,331	$4,702	$2,723	$(466)	$70,290

As at March 31, 2020, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, and Guangdong Found were 22.5%, 20%, 30%, and 1%, respectively.

Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”) is the 17.5% equity interest holder of Henan Found. During the year ended March 31, 2020, Henan Found declared and paid dividends of $2,025 (year ended March 31, 2019 - declared and paid dividends of $8,995) to Henan Non-ferrous.

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the year ended March 31, 2020, Henan Found declared and paid dividends of $578 (year ended March 31, 2019 - declared and paid dividends of $2,570) to Henan Xinxiangrong.

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2020, Henan Huawei declared and paid dividends of $656 (year ended March 31, 2019 - $1,694) to Henan Xinhui.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	March 31, 2020	March 31, 2019
NUAG (a)	$94	$33
Henan Non-ferrous (b)	1,425	2,989
	$1,519	$3,022

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2020, the Company recovered $530 (year ended March 31, 2019 - $225), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

In March 2019, Henan Found advanced a loan of $2,989 (RMB¥20 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum. In December 2019, the loan, including accumulated interest, of $2,922 (RMB¥20.7 million) was repaid.

In January 2020, Henan Found advanced a loan of $1,426 (RMB¥10 million) to Henan Non-ferrous. The loan has a term of four months and bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

(c) Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2020 and 2019 were as follows:

	Years Ended March 31,
	2020	2019
Directors’ fees and bonus	$293	$256
Salaries and bonus for key management personnel	2,519	2,498
Share-based compensation	1,487	725
	$4,299	$3,479

Share-based compensation was measured at grant date fair value (see note 12(b)).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

16.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Year ended March 31, 2020			Year ended March 31, 2019
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$447	$1,511	$1,958	$162	$1,091	$1,253
Office and administrative expenses	2,304	2,881	5,185	2,741	3,160	5,901
Professional fees	562	481	1,043	440	426	866
Salaries and benefits	4,245	5,183	9,428	4,319	4,889	9,208
Share-based compensation	2,536	-	2,536	1,813	-	1,813
	$10,094	$10,056	$20,150	$9,475	$9,566	$19,041

17.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Year ended March 31,
	2020	2019
Government fees	$210	$162
Other taxes	1,905	2,537
	$2,115	$2,699

Government fees refer to the environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

18.	FINANCE ITEMS

Finance items consist of:

	Year ended March 31,
Finance income	2020	2019
Interest income	$4,023	$3,476

	Year ended March 31,
Finance costs	2020	2019
Interest on bank loan	$45	$152
Interest on lease obligation	112	-
Loss on disposal of bonds	1,494	-
Unwinding of discount of environmental rehabilitation provision	422	479
	$2,073	$631

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

19.	INCOME TAX

(a) Income tax expense

The significant components of income tax expense recognized in the statements of income are as follows:

	Year ended March 31,
Income tax expense	2020	2019
Current	$5,613	$17,750
Deferred	3,296	3,121
	$8,909	$20,871

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Years ended March, 31
	2020	2019
Canadian statutory tax rate	27.00%	27.00%
Income before income taxes	$54,112	$72,918
Income tax expense computed at Canadian statutory rates	14,610	19,688
Foreign tax rates different from statutory rate	(2,255)	(1,707)
Permanent items	760	(444)
Withholding taxes	2,782	5,153
Change in unrecognized deferred tax assets	(6,988)	(1,819)
Income tax expense	$8,909	$20,871

(b) Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2020	2019
Net deferred income tax liabilities, beginning of the year	$(34,334)	$(33,310)
Deferred income tax expense recognized in net income for the year	(3,296)	(3,121)
Foreign exchange impact	1,872	2,097
Net deferred income tax liabilities, end of the year	$(35,758)	$(34,334)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

The significant components of the Company s deferred income tax are as follows:

	March 31, 2020	March 31, 2019
Deferred income tax assets
Plant and equipment	$1,001	$880
Environmental rehabilitation	1,948	3,155
Other deductible temporary difference	519	454
Total deferred income tax assets	3,468	4,489
Deferred income tax liabilities
Plant and equipment	(1,258)	(829)
Mineral rights and properties	(37,601)	(37,465)
Unrealized gain on investments	(65)	(365)
Other taxable temporary difference	(302)	(164)
Total deferred income tax liabilities	(39,226)	(38,823)
Net deferred income tax liabilities	$(35,758)	$(34,334)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2020	March 31, 2019
Non-capital loss carry forward	$63,355	$77,620
Plant and equipment	14,460	25,765
Mineral rights and properties	5,072	4,378
Other deductible temporary difference	11,819	12,225
	$94,706	$119,988

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

As at March 31, 2020, the Company has the following net operating losses, expiring in various years to 2041 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total
2021	$-	$1,073	$1,073
2022	-	1,424	1,424
2023	-	1,031	1,031
2024	-	1,225	1,225
2027	1,171	1,876	3,047
2030	3,506	-	3,506
2031	6,004	-	6,004
2032	8,713	-	8,713
2033	8,967	-	8,967
2034	7,047	-	7,047
2035	6,400	-	6,400
2036	2,880	-	2,880
2037	516	-	516
2038	2,251	-	2,251
2039	2,543	-	2,543
2040	1,898	-	1,898
2041	4,830	-	4,830
	$56,726	$6,629	$63,355

As at March 31, 2020, temporary differences of $173,020 (March 31, 2019 - $184,147) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

20.	CAPITAL DISCLOSURES

The Company s objectives of capital management are intended to safeguard the entity s ability to support the Company s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company s approved policies.

In addition, the current outbreak of COVID-19 has caused significant disruption to the global economic conditions which may adversely impact the Company s results of operations. Moreover, COVID-19 has also negatively impacted on the stock markets, including the trading price of the Company s common shares, which could adversely impact the Company s ability to raise capital.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

21.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company s Board of Directors has overall responsibility for the establishment and oversight of the Company s risk management framework and reviews the Company s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2020 and March 31, 2019 that are not otherwise disclosed. The assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private company	-	-	2,117	2,117

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in public companies	9,253	-	-	9,253

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2020 and March 31, 2019, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the years ended March 31, 2020 and 2019.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company s financial liabilities.

		March 31, 2020			March 31, 2019
	Within a year	2-5 years	Over 5 years	Total	Total
Bank loan	$-	$-	$-	$-	$4,475
Accounts payable and accrued liabilities	23,129	-	-	23,129	29,856
Lease obligation	567	1,464	38	2,069	-
	$23,696	$1,464	$38	$25,198	$34,331

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company&8217;s exposure to currency risk affect net income is summarized as follows:

	March 31, 2020	March 31, 2019
Financial assets denominated in U.S. Dollars	$60,534	$45,912

As at March 31, 2020, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $6.1 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and loan to one of the related parties. As at March 31, 2020, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The loan to the related party bears an interest rate of 4.35% per annum, which approximates the prevailing commercial lending rates in China as of March 31, 2020. The Company monitors its exposure to changes in interest rates on cash equivalents, short term investments, and loan to the related party. Due to the short term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no amounts in trade or other receivables which were past due on March 31, 2020 (at March 31, 2019 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company s portfolio as at March 31, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $663.

22.	SEGMENTED INFORMATION

The Company&8217;s operating segments are components of the Company where discrete financial information is available that is evaluated regularly by the Company s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

March 31, 2020
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$80,160	$1,467	$3,665	$-	$4,289	$68,598	$158,179
Plant and equipment	45,113	3,893	15,261	-	862	1,593	66,722
Mineral rights and properties	192,746	6,884	24,956	-	-	-	224,586
Investment in an associate	-	-	-	-	-	44,555	44,555
Other investments	2,117	-	-	-	-	6,633	8,750
Reclamation deposits	5,043	-	4,180	-	-	7	9,230
Long-term prepaids and deposits	205	99	86	-	-	-	390
Long-term portion of lease receivable	-	-	-	-	-	348	348
Total assets	$325,384	$12,343	$48,148	$-	$5,151	$121,734	$512,760
Current liabilities	$19,495	$1,322	$3,154	$-	$625	$3,232	$27,828
Long-term portion of lease obligation	-	-	-	-	-	1,502	1,502
Deferred income tax liabilities	34,761	997	-	-	-	-	35,758
Environmental rehabilitation	6,775	1,015	910	-	-	-	8,700
Total liabilities	$61,031	$3,334	$4,064	$-	$625	$4,734	$73,788

March 31, 2019
	Mining				Administrative
	Henan						Total
Statement of financial position items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Current assets	$66,992	$1,540	$11,870	$529	$5,435	$48,495	$134,861
Plant and equipment	47,600	4,319	15,354	255	932	157	68,617
Mineral rights and properties	197,274	7,222	26,670	7,754	-	-	238,920
Investment in an associate	-	-	-	-	-	38,703	38,703
Other investments	-	-	-	-	-	9,253	9,253
Reclamation deposits	5,330	-	2,616	-	-	7	7,953
Long-term prepaids and deposits	369	104	170	126	-	-	769
Total assets	$317,565	$13,185	$56,680	$8,664	$6,367	$96,615	$499,076
Current liabilities	$27,000	$1,391	$4,036	$2,548	$1,102	$1,796	$37,873
Deferred income tax liabilities	33,337	997	-	-	-	-	34,334
Environmental rehabilitation	11,623	998	774	293	-	-	13,688
Total liabilities	$71,960	$3,386	$4,810	$2,841	$1,102	$1,796	$85,895

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(b) Segmented information for operating results are as follows:

Year ended March 31, 2020
		Mining			Administrative
	Henan						Total
Statement of income:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$131,434	$-	$27,395	$-	$-	$-	$158,829
Costs of mine operations	(77,337)	(403)	(21,689)	-	(26)	-	(99,455)
Income from mine operations	54,097	(403)	5,706	-	(26)	-	59,374
Operating income (expenses)	333	(134)	(178)	(60)	(1,590)	(5,583)	(7,212)
Finance items, net	1,366	(147)	136	-	133	462	1,950
Income tax expenses	(5,013)	(53)	(1,060)	-	(1)	(2,782)	(8,909)
Net income (loss)	$50,783	$(737)	$4,604	$(60)	$(1,484)	$(7,903)	$45,203
Attributable to:
Equity holders of the Company	39,679	(516)	4,558	(60)	(1,484)	(7,903)	34,274
Non-controlling interests	11,104	(221)	46	-	-	-	10,929
Net income (loss)	$50,783	$(737)	$4,604	$(60)	$(1,484)	$(7,903)	$45,203

(1)Hunan&8217;s BYP project was placed on care and maintenance in August 2014;

Year ended March 31, 2019
	Mining				Administrative
	Henan						Total
Statement of income:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$141,483	$-	$29,036	$-	$-	$-	$170,519
Costs of mine operations	(76,276)	(855)	(21,566)	(854)	(36)	-	(99,587)
Income from mine operations	65,207	(855)	7,470	(854)	(36)	-	70,932
Operating (expenses) income	(858)	(106)	(344)	44	(1,555)	(7,218)	(10,037)
Impairment recovery, net	-	-	-	7,279	-	1,899	9,178
Finance items, net	1,131	(127)	51	(11)	145	1,656	2,845
Income tax expenses	(15,588)	(128)	-	-	(2)	(5,153)	(20,871)
Net income (loss)	$49,892	$(1,216)	$7,177	$6,458	$(1,448)	$(8,816)	$52,047
Attributable to:
Equity holders of the Company	39,008	(851)	6,825	5,006	(1,448)	(8,816)	39,724
Non-controlling interests	10,884	(365)	352	1,452	-	-	12,323
Net income (loss)	$49,892	$(1,216)	$7,177	$6,458	$(1,448)	$(8,816)	$52,047

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

(c) Sales by metal

The sales generated for the years ended March 31, 2019 and 2018 were all earned in China and are comprised of:

	Year ended March 31, 2020
	Henan Luoning	Guangdong	Total
Silver (Ag)	$77,617	$7,255	$84,872
Gold (Au)	3,911	-	3,911
Lead (Pb)	43,312	8,654	51,966
Zinc (Zn)	4,911	10,869	15,780
Other	1,683	617	2,300
	$131,434	$27,395	$158,829

	Year ended March 31, 2019
	Henan Luoning	Guangdong	Total
Silver (Ag)	$74,702	$5,952	$80,654
Gold (Au)	3,642	-	3,642
Lead (Pb)	55,739	8,372	64,111
Zinc (Zn)	6,305	14,349	20,654
Other	1,095	363	1,458
	$141,483	$29,036	$170,519

(d) Major customers

For the year ended March 31, 2020, five major customers (year ended March 31, 2019 - four) accounted for 11%, 12%, 16%, 19%, and 22%, respectively (year ended March 31, 2019 - 12%, 13%, 15%, and 26%, respectively) and collectively 81% (year ended March 31, 2019 - 67%) of the total sales of the Company as reported across the Henan Luoning and Guangdong segments.

23.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2020	March 31, 2019
Cash on hand and at bank	$65,251	$67,215
Bank term deposits and GICs	526	226
Total cash and cash equivalents	$65,777	$67,441

Changes in non-cash operating working capital:	Years Ended March 31,
	2020	2019
Trade and other receivables	$330	$169
Inventories	1,798	(606)
Prepaids and deposits	184	500
Accounts payable and accrued liabilities	(1,616)	3,962
Deposits received	1,236	(3,343)
Due from a related party	(170)	(23)
	$1,762	$659

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except per share and share data, unless otherwise stated)

24.	SUBSEQUENT EVENTS

On April 27, 2020, the Company announced that it entered into a definitive agreement (the “Arrangement Agreement”) whereby the Company will acquire all of the issued and outstanding shares of Guyana Goldfields Inc. (TSX: GUY) (“Guyana Goldfields”) by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”).

Under the terms of the Transaction, each holder of Guyana Goldfields shares will have the option to receive, for each Guyana Goldfields share held, CAD$0.60 in cash or 0.1195 of a Silvercorp common share (valued at CAD$0.60 based on the volume weighted average price for Silvercorp common shares for the 20 trading days ended April 24, 2020), subject to a maximum cash consideration of approximately $23.4 million (CAD$33.2 million). If all Guyana Goldfields shareholders elect to receive cash, consideration for each share will consist of CAD$0.20 in cash and 0.0796 of a Silvercorp common share (valued at CAD$0.40 based on the volume weighted average price for Silvercorp common shares for the 20 trading days ended April 24, 2020). Assuming the maximum cash consideration, existing Guyana Goldfields shareholders will own 7.1% of Silvercorp s pro forma basic shares outstanding following the Transaction. The consideration of CAD$0.60 per share represents a 71% premium to the 20-day volume weighted average price of Guyana Goldfields as of the close of trading on April 24, 2020.

Concurrently with entering into the Arrangement Agreement, the Company and Guyana Goldfields have also entered into a loan agreement, whereby the Company will lend Guyana Goldfields up to US$15 million with an interest rate of 12% per annum (or, on the occurrence of certain triggering events, 14% per annum) to fund Guyana Goldfields expected liquidity shortfall between the signing of the Arrangement Agreement and the closing of the Transaction.

On May 18, 2020, the Company announced that it has entered into an amending agreement (the “Amending Agreement”) to the Arrangement Agreement. Pursuant to the terms of the Amending Agreement, each holder of Guyana Goldfields shares will receive, for each Guyana Goldfields share held, C$0.25 in cash and 0.1849 of a Silvercorp common share, for total consideration of C$1.30 per share (based on the volume weighted average price for Silvercorp common shares for the 5 trading days ended May 14, 2020). The terms of the Amending Agreement were agreed to following receipt by Guyana Goldfields of an unsolicited all-cash proposal from a third party to acquire Guyana Goldfields After accounting for Silvercorp s current share position in Guyana Goldfields, cash consideration of C$0.25 per Guyana Goldfields share implies a total cash component of approximately $27.8 million (C$39.5 million). Share consideration of C$1.05 per Guyana Goldfields share implies a total share component of 29.2 million shares after accounting for Silvercorp s existing position, resulting in existing Guyana Goldfields shareholders owning 14.4% of Silvercorp s pro forma basic shares outstanding following the Transaction.

Commensurate with the increase in consideration, valuing Guyana Goldfields at approximately C$227 million, the Amending Agreement provides for an increase in the termination fee to C$9.0 million, which is to be paid by Guyana Goldfields to Silvercorp if the Arrangement Agreement is terminated in the event Guyana Goldfields’s board accepts a superior proposal. Other than as described herein, the terms of the Transaction remain unamended, including the terms of the interim loan facility.

The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporation Act and will be subject to the approval of 66 2/3% of votes cast by shareholders of Guyana Goldfields at a special meeting of Guyana Goldfields shareholders scheduled for June 29, 2020. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.